Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Second Quarter 2012 Financial Results

Arranges $75 Million Revolving Bank Line of Credit With Scotiabank

Q2, 2012 Conference Call at 10 am PDT, Wednesday, August 8, 2012

Vancouver, Canada – August 7, 2012 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announced today its financial and operating results and unaudited condensed consolidated interim financial statements for the Second Quarter, 2012.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico: the Guanacevi Mine in Durango State and the Bolanitos Mine (previously called the Guanajuato Mine) in Guanajuato State.  The Company acquired a third high-grade, underground, silver-gold mine, the El Cubo Mine, located near the Bolanitos Mine subsequent to the end of the 2nd quarter so its Q2, 2012 performance is not reported herein.

Net earnings  were $7.5 million and operating cash-flow was $12.2 million from revenues totaling $40.4 million in the Second Quarter, 2012.   The Company reported adjusted earnings (a non-IFRS measure1) of $5.9 million ($0.06 per share) Silver sales averaged $29.21 per ounce (oz) and the cash costs of production were $5.46 per oz net of gold credits, generating a gross margin of $23.75 per oz of silver produced in Q2, 2012.

Highlights of Second Quarter, 2012 (Compared to Q2, 2011)

•	Net earnings decreased 56% to $7.5 million ($0.09 per share) compared to $17.0 million
•	Adjusted earnings(1) fell 44% to $5.9 million ($0.06 per share) compared to $10.6 million
•	Operating cash-flow before working capital changes dipped 9% to $16.9 million
•	Mine operating cash-flow(1) increased 2% to $24.1 million
•	Revenues rose 11% to $40.4 million on sales of 1,075,000 oz silver and 5,650 oz gold
•	Working capital improved 19% to $159.0 million, up from $133.6 million

•	Silver production up 22% to 1,040,026 oz
•	Gold production up 59% to 7,695 oz
•	Silver equivalents production up 31% to 1.46 million oz (at a 55:1 silver:gold ratio)
•	Realized silver price fell 22% to $29.21 per oz sold (consistent with average spot price for Q2)
•	Realized gold price up 5% to $1,599 per oz sold (consistent with average spot price for Q2)
•	Cash costs(1) decreased 22% to $5.46 per oz silver payable (net of gold credits)
•	Metal held in inventory at period-end included 896,501 oz silver and 6,124 oz gold compared to 177,935 oz silver and 2,291 oz gold

(1) Adjusted earnings, mine operating cash-flow and cash costs are non-IFRS measures which are reconciled in the Company’s management discussion and analysis.

Bradford Cooke, CEO and Director, commented, “Endeavour continues to post profitable quarterly financial and operating results notwithstanding the current correction in metal prices.  Revenues were up in Q2, 2012 thanks to higher silver and gold production and cash costs were down due to the economies of scale of increased throughput at Bolanitos and higher gold credits at Guanacevi.”

“Quarterly cash-flow and earnings were both down due to a combination of lower metal prices, a lower derivative liability gain, lower other income and a higher foreign exchange loss.  However, the Company’s working capital remains strong, even after paying $100 million upon closing the acquisition of our third operating silver-gold mine in Mexico, the El Cubo mine in Guanajuato State.  Our capital and exploration programs for all three mines are being funded out of cash-flow so the new $75 million bank line of credit simply enhances our access to cash on an as needed basis.”

“Endeavour is well on track to meet its production guidance for 2012.  As in previous years, our capital expansion programs at Guanacevi and Bolanitos commenced in the 1st Quarter and are scheduled for completion in the 3rd and 4th Quarters, respectively.  New initiatives are now underway to effect a turn-around of operations at El Cubo and a capital expansion program is being evaluated."

"In exploration, we currently have five drill rigs working, three at Bolanitos and one each at Guanacevi and the San Sebastian project in Jalisco. New property acquisitions in each of the two districts we operate in are currently in progress, and some exciting new property acquisitions elsewhere are being evaluated. Additional results from our exploration and acquisition programs are expected this quarter."

Financial Results (see Consolidated Statement of Operations)

Revenues increased 11% to $40.4 million in Q2, 2012 (Q2, 2011 - $36.4 million) thanks mainly to higher silver-gold production. The Company sold 1,075,000 oz silver and 5,650 oz gold at average realized prices of $29.21 per oz and $1,599 per oz, respectively. Costs of Sales were up 22% to $20.9 million (Q2, 2011 - $17.1 million) primarily due to higher production and rising labour costs.

Mine Operating Cash-Flow increased 2% to $24.1 million (Q2, 2011 - $23.5 million), Mine Operating Earnings rose 2% to $19.5 million (Q2, 2011 – $19.1 million), and Operating Earnings fell 2% to $13.4 million (Q2, 2011 –$13.8 million). Operating Cash-Flow was $12.2 million (Q2, 2011 – $21.3 million).

Earnings Before Taxes were $12.0 million (2011: $22.7 million) after the Mark to Market Gain on Derivative Liabilities of $1.6 million (2011: $6.3 million), Foreign Exchange Loss of $3.4 million (2011: $0.1 million) and Investment and Other Income of $0.4 million (2011: $2.8 million).  The Company realized Net Earnings for the period of $7.5 million or $0.09 per share (2011: $17.0 million) after an Income Tax Provision of $4.5 million (2011: $5.8 million).

Net Earnings include a mark to market derivative liability gain related to share purchase warrants issued in 2009 and denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.

Adjusted Earnings were $5.9 million ($0.06 per share) compared to $10.6 million in 2011 ($0.12 per share), excluding the derivative liability adjustment related to the warrants.

Cash Costs decreased 22% to $5.46 per oz silver produced in Q2, 2012 (Q2, 2011 - $6.98 per oz) mainly due to the economies of scale of increased throughput at Bolanitos and higher gold credits at Guanacevi. Endeavour reports its cash costs according to the Silver Institute cash cost reporting guidelines.

Capital investments totaled $11.9 million in property, plant and equipment during the Second Quarter, 2012.  The main focus was on continued underground development at the Guanacevi and Bolanitos mines, expanding the mining fleet, and upgrading various circuits at the plants to handle increased throughputs.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production climbed 22% to 1,040,026 oz and gold production jumped 59% to 7,695 oz in Q2, 2012 compared to Q2, 2011. The increased silver and gold production is primarily attributable to rising throughputs and, to a lesser extent, increasing silver recoveries offset by 22% lower silver grades and 8% higher gold grades.  The increased throughputs are the result of plant expansions completed at both Guanacevi and Bolanitos in Q3, 2011. The decreased silver grades are due to rising throughput at Bolanitos, which has lower silver grades compared to Guanacevi, and the mining of lower grade silver ores at both operations due to normal grade variations within the ore-bodies and to take advantage generally higher metal prices. As a result, consolidated silver equivalent production rose 31% to 1.46 million oz (55:1 silver:gold ratio, no base metals) compared to Q2, 2011.

Consolidated plant throughputs in Q2, 2012 totaled 202,987 tonnes, up 48% compared to Q2, 2011 due to the 2011 plant expansions at both operations. The Guanacevi mine averaged 1,101 tpd and the Bolanitos mine averaged 1,129 tpd during the Second Quarter, 2012. Consolidated silver grades averaged 208 grams per tonne (gpt) silver and gold grades averaged 1.47 gpt.  Consolidated silver recoveries averaged 76% and gold recoveries averaged 80%.

Guanacevi silver production for Q2, 2012 was 669,754 oz, up 8% compared to 618,083 oz in Q2, 2011 and gold production was 2,499 oz, an increase of 53% compared to 1,633 oz.  Plant throughput was 100,208 tonnes at average grades of 269 gpt silver and 0.87 gpt gold compared to 85,594 tonnes grading 310 gpt silver and 0.69 gpt gold in Q2, 2011.  The increased silver production is attributable to the 17% increase in plant throughput and higher recoveries.

Bolanitos silver production for Q2, 2012 was 370,272 oz, up 59% compared to 232,393 oz in Q2, 2011 and gold production was 5,196 oz, an increase of 62% compared to 3,198 oz.  Plant throughput was 102,779 tonnes at average grades of 149 gpt silver and 2.05 gpt gold compared to 51,364 tonnes grading 192 gpt silver and 2.48 gpt gold in Q2, 2011.  The increased silver and gold production is attributable to the 100% increase in throughput, offset by lower grades.

Outlook for H2, 2012

In the second half of 2012, Endeavour anticipates its financial position will remain steady, reflecting current silver and gold prices, rising precious metal production, and higher capital, operating and exploration costs. Industry-wide inflationary pressures on operating costs should be offset by the new economies of scale attained at the Bolanitos and Guanacevi mines as well as the operational turn-around now underway at El Cubo.

Silver production and cash costs are both expected to rise in the 3rd quarter reflecting the addition of El Cubo.  The Bolanitos mine expansion from 1,000 tonnes per day (tpd) to 1,600 tpd, the Guanacevi plant optimization from 1,000 tpd to 1,200 tpd, and the operational turn-around at El Cubo should each contribute to higher silver production and falling cash costs in Q4, 2012.

The Company has forecasted El Cubo to produce 600,000 – 700,000 oz silver and 7,500 – 9,000 oz gold (975,000 oz - 1,150,000 oz silver equivalent production at the current silver:gold ratio of approximately 50:1). As a result, the Company should produce 2.8 – 2.9 million silver oz and 17,500 – 19,000 gold oz over the next 6 months.

Bank Line of Credit

Endeavour has entered into a $75 million secured revolving credit facility (“Facility”) with Scotiabank to enhance its access to cash, which should allow management to remain acquisitive while metal and stock prices are depressed. The Facility’s interest rate ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio with a commitment fee for undrawn amounts. The El Cubo mine is expected to generate significant additional operating cash-flow over the next 6 months which should enable the Company to continue funding its capital and exploration projects from operating cash flow.

Q2, 2012 Conference Call at 10 am PDT (1 pm EDT) on Wednesday, August 8, 2012

A conference call to discuss the Q2, 2012 financial and operating results will be held at 1 pm Eastern Time (10 am Pacific Time) on Wednesday, August 8, 2012. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (Toll-free)
•	604-638-5340 Vancouver Dial In
•	1-604-638-5340 Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free at 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures, sustaining capital and working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	June 30,	December 31,
	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$115,444	$75,434
Investments	12,466	34,099
Accounts receivable	8,514	7,392
Inventories	33,326	34,195
Prepaid expenses	4,815	3,773
Total current assets	174,565	154,893

Non-current deposits	776	600
Mineral property, plant and equipment	106,268	93,528
Total assets	$281,609	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$12,021	$9,084
Income taxes payable	3,511	3,482
Total current liabilities	15,532	12,566

Provision for reclamation and rehabilitation	2,739	2,729
Deferred income tax liability	24,217	20,806
Derivative liabilities	6,418	13,130
Total liabilities	48,906	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 88,065,018 shares (Dec 31, 2011 - 87,378,748 shares)	265,707	259,396
Contributed surplus	11,497	8,819
Accumulated comprehensive income (loss)	(5,067)	(1,700
Deficit	(39,434)	(66,725
Total shareholders' equity	232,703	199,790
Total liabilities and shareholders' equity	$281,609	$249,021

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Revenue	$40,434	$36,363	$89,480	$71,715

Cost of sales:
Direct production costs	15,890	12,109	32,501	22,468
Royalties	482	631	943	1,076
Stock-based compensation	216	132	275	167
Amortization and depletion	4,328	4,247	12,824	8,190
	20,916	17,119	46,543	31,901

Mine operating earnings	19,518	19,244	42,937	39,814

Expenses:
Exploration	2,110	2,592	3,922	3,725
General and administrative	3,977	2,900	6,714	5,145
	6,087	5,492	10,636	8,870

Operating earnings	13,431	13,752	32,301	30,944

Mark-to-market loss/(gain) on derivative liabilities	(1,632)	(6,334)	(1,775)	7,631
Finance costs	5	7	10	19

Other income (expense):
Foreign exchange	(3,463)	(118)	1,167	1,569
Investment and other income	411	2,782	1,940	3,018
	(3,052)	2,664	3,107	4,587

Earnings before income taxes	12,006	22,743	37,173	27,881

Income tax expense	4,501	5,777	9,893	10,430

Net earnings for the period	$7,505	$16,966	$27,280	$17,451

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(3,680)	(237)	(3,367)	151

Comprehensive income (loss) for the period	$3,825	$16,729	$23,913	$17,602

Basic earnings (loss) per share based on net earnings	$0.09	$0.20	$0.31	$0.21
Diluted earnings (loss) per share based on net earnings	$0.06	$0.12	$0.28	$0.21

Basic weighted average number of shares outstanding	87,999,485	83,593,669	87,870,479	82,429,259
Diluted weighted average number of shares outstanding	90,775,352	88,777,750	90,816,849	84,375,931

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Operating activities
Net earnings for the period	$7,505	$16,966	$27,280	$17,451
Items not affecting cash:
Stock-based compensation	2,007	1,558	2,785	1,901
Depreciation and depletion	4,386	4,280	12,927	8,261
Deferred income tax provision	2,788	2,428	3,411	3,750
Unrealized foreign exchange loss (gain)	1,829	(350)	(901)	(1,470
Mark to market loss (gain) on derivative liability	(1,632)	(6,334)	(1,775)	7,631
Finance costs	5	7	10	15
Loss (Gain) on marketable securities	-	91	(483)	91
Net changes in non-cash working capital	(4,659)	2,609	(2,265)	(1,735
Cash from operating activities	12,229	21,255	40,989	35,895

Investing activites
Property, plant and equipment expenditures	(11,946)	(12,004)	(21,295)	(19,368
Investment in short term investments	(642)	(4,942)	(27,884)	(18,571
Proceeds from sale of short term investments	14,721	631	46,633	631
Investment in long term deposits	8	178	(176)	178
Cash used in investing activities	2,141	(16,137)	(2,722)	(37,130

Financing activities
Common shares issued on exercise of options and warrants	668	4,931	1,278	9,575
Share issuance costs	-	(94)	-	(103
Cash from financing activites	668	4,837	1,278	9,472

Effect of exchange rate change on cash and cash equivalents	(978)	(87)	465	1,467
Increase (decrease) in cash and cash equivalents	15,038	9,955	39,545	8,237
Cash and cash equivalents, beginning of period	101,384	67,873	75,434	68,037
Cash and cash equivalents, end of period	$115,444	$77,741	$115,444	$77,741

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012
Q4, 2012
Total	396,746	218	1.40	2,112,517	14,016	75.9	78.4	5.86	89.31
Production 2011 Year:
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010 Year:
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q2, 2012 : Q2, 2011	48%	-22%	8%	22%	59%	5%	0%	-22%	-11%

Q2, 2012 : Q1, 2012	5%	-9%	10%	-3%	22%	2%	5%	-13%	-7%

YTD 2012:YTD 2011	42%	-17%	3%	21%	42%	3%	-3%	-50%	-49%